EXHIBIT 99.1


RANDGOLD

Randgold & Exploration Company Limited
(Incorporated in the Republic of South Africa)
(Registration number1992/005642/06)
Share code: RNG
ISIN: ZAE000008819
Nasdaq trading symbol: RANGY
("Randgold" or "the Company" or "the Group")

REVIEWED PRELIMINARY RESULTS
For the year ended 31 December 2004

Group income statement
                                                   Reviewed         Audited
                                                 Year ended      Year ended
                                                31 December     31 December
R000                                  Notes            2004            2003
Income
Dividends and
interest received                                    30 537           9 357
Profit on sale of portion
of investment in associate                1         133 745         241 429
Profit/(loss) on sale
of investments                                       15 546        (34 151)
Profit on sale of property,
plant and equipment                       2          40 109               -
Fair value adjustment of
investment property                                     736               -
Other income                                          7 431          14 987
Expenses
Interest expense                                    (7 401)         (6 447)
Depreciation and amortisation                      (11 472)           (994)
Impairment of goodwill                                    -        (24 398)
Foreign exchange loss                              (57 304)       (132 067)
Exploration and
corporate expenditure                              (10 372)        (27 972)
Profit before taxes, equity
income and minority interest                        141 555          39 744
Taxation                                           (43 156)        (29 593)
Profit before equity income
and minority interest                                98 399          10 151
Equity income from associate              1          40 944         166 351
Minority interest                                  (19 089)             702
Profit for the year                                 120 254         177 204
Weighted number of shares
- Earnings per share and
headline earnings per share                          62 609          48 237
- Diluted earnings per share and diluted
headline earnings per share                          62 680          48 370
Earnings per share (cents)                              192             367
Fully diluted earnings per
share (cents)                                           192             366
Headline loss per
share (cents)                                          (59)            (12)
Fully diluted headline loss
per share (cents)                                      (59)            (12)
Reconciliation between earnings
and headline earnings:
Earnings for the year                               120 254         177 204
Add back:



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Profit on sale of portion of
investment in associate                           (133 745)       (241 429)
Impairment of goodwill                                    -          24 398
Profit on sale of property, plant
and equipment                                      (40 109)               -
Profit on sale of investments                      (15 546)               -
Tax effect of adjustments                            32 094          33 810
Headline loss for the year                         (37 052)         (6 017)

Group cash flow statement
                                                   Reviewed         Audited
                                                 Year ended      Year ended
                                                31 December     31 December
R000                                                   2004            2003
Cash utilised in operations                        (40 928)         (4 267)
Dividends and interest
received                                             30 537           8 198
Interest paid                                       (7 401)         (6 447)
Taxation paid                                         (694)         (3 029)
Net cash utilised in
operations                                         (18 486)         (5 545)
Net cash from investing
activities                                           14 047          93 460
Net cash utilised in financing
activities                                            (910)        (98 716)
Net decrease in cash and
cash equivalents                                    (5 349)        (10 801)
Cash and cash equivalents
at beginning of year                                 11 202          22 003
Cash and cash equivalents
at end of year                                        5 853          11 202


Group balance sheet
                                                   Reviewed         Audited
                                                31 December     31 December
R000                                  Notes            2004            2003
ASSETS
Current assets
Cash and cash equivalents                             5 853          11 202
Accounts receivable                                  31 323           3 466
Total current assets                                 37 176          14 668
Property, mineral rights
and prospecting rights                    3         239 012          79 133
Investment in associate                   1         334 495         432 339
Investments                               4         541 784         431 209
Other long-term assets                    5         268 410         200 871
                                                  1 383 701       1 143 552
Total assets                                      1 420 877       1 158 220
Liabilities and
shareholders' equity
Current liabilities
Accounts payable and
accrued liabilities                                  11 677           6 736
Taxation                                             81 587          39 170
Total current liabilities                            93 264          45 906
Long-term liabilities
Provision for post
retirement benefits                                  44 669          58 670
Deferred taxation                                        45               -
                                                     44 714          58 670



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Total liabilities                                   137 978         104 576
Shareholders' equity
Share capital                             6             748             553
Share premium                                       928 005         614 120
Other reserves                            7         398 701         632 077
Accumulated losses                                (104 827)       (225 081)
Total shareholders'
equity                                            1 222 627       1 021 669
Outside shareholders'
interest                                             60 272          31 975
Total liabilities and
equity                                            1 420 877       1 158 220


Movement in shareholders'
equity
                                                   Reviewed         Audited
                                                 Year ended      Year ended
                                                31 December     31 December
R000                                                   2004            2003
Balance at beginning of
the year                                          1 021 669         547 629
Share options exercised                                   -          16 719
Shares issued during
the year                                            314 080         304 588
Net movement in reserves                          (233 376)        (24 471)
Profit for the year                                 120 254         177 204
Balance at end of
the year                                          1 222 627       1 021 669

Net asset value ("NAV")
                                                                 Fair value
                                      Price per                 31 December
                           Shares         share     Percent            2004
DESCRIPTION                  held             R        held            R000
Listed investments
Aflease Gold and
Uranium
Resources
Limited (formerly The
Afrikaner
Lease Limited)         77 811 781          1.79       22.97         139 283
Anglo American
Platinum
Corporation Limited       235 000        210.00        0.11          49 350
Harmony Gold Mining
Company
Limited                   315 000         51.75        0.08          16 301
JCI Limited -
ordinary shares        51 560 613          0.27        2.43          13 921
JCI Limited -
debentures                 50 651          0.83        0.01              42
Kelgran Limited         2 324 830          0.16        2.47             372
Pan Palladium Limited  13 100 000          2.15       12.38          28 165
Randgold Resources
Limited                18 358 000         67.35       30.92       1 236 411
Simmer and Jack Mines
Limited                40 000 000          0.21       18.57           8 400
Western Areas Limited   9 816 613         25.00        9.32         245 415
                                                                  1 737 660
Other assets                                                        585 131



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Current assets                                                       37 176
Property, mineral
rights
and prospecting permits                                             279 545
Other long-term assets
(Group's holding)                                                   268 410
Liabilities and outside
shareholders interest
                                                                   (198 250)
Net assets                                                        2 124 541
Shares in issue (000)                                            74 813 128
NAV per share (cents)                                                 2 840



Segmental
analysis
Geographical
segments                        South African


Business                 Non-                     Investments
segments        South African                             and
                       Mining     Exploration       corporate
R000               activities      activities      activities         Total
Year ended 31
December 2004
Income
Net dividends
and interest                -           7 112          16 024        23 136
Depreciation and
amortisation                -            (85)        (11 387)      (11 472)
Foreign exchange
differences          (57 304)               -               -      (57 304)
Profit on sale
of
investments                 -               -          15 546        15 546
Profit due to
decrease in
holding
in associate          133 745               -               -       133 745
Exploration and
corporate
expenditure           (3 256)         (1 893)         (5 223)      (10 372)
Profit on sale
of property,
plant
and equipment               -          39 921             188        40 109
Fair value
adjustment of
investment
property                    -               -             736           736
Other income                -             535           6 896         7 431
Profit before
tax,
equity income
and minority
interest               73 185          45 590          22 780       141 555
Equity income
from
associate              40 944               -               -        40 944



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Minority
interest                  341        (14 377)         (5 053)      (19 089)
Taxation                    -        (14 158)        (28 998)      (43 156)
Profit/(loss)
for the year          114 470          17 055        (11 271)       120 254
Assets                124 632          86 256       1 209 989     1 420 877
External
liabilities and
minority
interest               12 433          67 417          118400       198 250

Financial review
The net profit of R120 million for the year ended 31 December 2004, which is a decrease of 32% from the net profit of R177 million for the previous year, was mainly as a consequence of the lesser income from Randgold Resources Limited ("Randgold Resources"), both in terms of the attributable earnings and sale of shares in Randgold Resources.
Randgold Resources attributable production declined to 204 194 ounces of gold in 2004 from 317 597 in 2003 and cash costs increased to $158/oz in 2004 from $76/oz in 2003. Randgold Resources' net profit declined on the back of the poorer production results to $20.1 million in 2004 from $47.5 million in 2003. Randgold's attributable earnings from Randgold Resources declined in line with the fall in earnings of Randgold Resources, and also because of the decline in shareholding from 37% to 31%. Randgold disposed of 3.2 million Randgold Resources shares during the year at a net profit of R134 million. Randgold's interest in Randgold Resources now stands at 31%. As a consequence of the further appreciation of the Rand during 2004, the investment in Randgold Resources was affected by an unrealised foreign exchange loss on conversion of R57 million.

On the back of the increased funding provided to the Angolan joint venture partners, the interest earnings of Randgold have increased to R30 million relative to 2003's R9 million. Following the acquisition of Free State Development and Investment Corporation Limited ("FSD") last year, FSD finalised the mineral swap with Anglogold Ashanti and realised a profit of R39 million on the transaction. FSD is subject to tax on the transaction, but the retention of the rights is still subject to Ministerial approval under the new Minerals and Energy Bill. JCI's retention of its interest in FSD, accounts for the increased minority interest following the Anglogold Ashanti mineral right swap.
Randgold disposed of some surplus equipment acquired in Angola and is due to receive the proceeds in the third quarter of 2005, representing the bulk of the outstanding accounts receivable. In line with Randgold's strategy of investing in Angolan diamond projects, the acquisitions and loans are mirrored in the additions to fixed assets. During 2004, Randgold entered into various transactions with Aflease Gold and Uranium Resources Limited ("Aflease"), and on the 31 December 2004 held some 78 million shares in Aflease worth R139 million. During the year, the Company lent 9.9 million shares in Randgold Resources to Bookmark Holdings, an Empowerment Entity. This transaction was structured to finance the purchase by Inkwenkwezi Gold (Pty) Limited ("Inkwenkwezi") of 19 million shares in Western Areas Limited ("Western Areas") from Anglo American Plc ("Anglo"). Inkwenkwezi is currently in the process of finalising this transaction with Anglo and exercising its option against Randgold for 5.3 million Western Areas shares. Bookmark Holdings is due to return the shares by June 2006. In addition to this loan, Randgold had provided funding for the Angolan initiatives of R150 million and JCI's loan to FSD is still owing, accounting for the R268 million of other assets.
The issuance of 9.4 million Randgold shares to Aflease and 2.1 million shares to Pan Palladium account for the increase in share capital and premium of R314 million during 2004. The market value of the Western Areas shares at 31



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December 2004 was some R233 million less than the acquisition price. The directors are of the view that this diminution in value is not permanent, and have accounted for this against the equity reserves, in accordance with fair value accounting standards.

Notes to financial statements
The preliminary results for the year ended 31 December 2004 have been prepared in terms of the International Financial Reporting Standards of the International Accounting Standards Board and the South African Statements of Generally Accepted Accounting Practice, including accounting standard AC127, "Interim Financial Reporting", and in accordance with the Group's accounting policies which are consistent with those used in the audited financial statements for the year ended 31 December 2003.
The preliminary results have been reviewed by our auditors, Charles Orbach & Company, and a copy of their unmodified review report on the financial statements contained in this preliminary report is available for inspection at the Company's registered office.

1.      Investment in Associate:
a. The Group's shareholding in Randgold Resources decreased from 36.86% to 30.92% due to shares being sold.
Carrying amount                                                             R000
Carrying amount at beginning of the year                                 432 339
Net loss on share capital movements in associate                           (516)
Decrease in Group's holding due to shares sold                          (66 464)
Movement on cash flow hedges                                            (15 571)
Unrealised exchange losses on conversion                                (56 237)
Equity accounted earnings of associate                                    40 944
Carrying amount at end of the year                                       334 495
b.      Reconciliation of the Group's shareholding in Randgold Resources:

Shareholding at beginning of the year        Note i     21 570 000         36.9%
Disposed of during the year                 Note ii    (3 212 000)        (6.0%)
Shareholding at end of the year                         18 358 000         30.9%
Lent to an Empowerment Entity              Note iii      9 890 500         16.7%
Held in escrow to secure Angolan
diamond concession option                   Note iv      2 000 000          3.3%
Held directly and indirectly at end of
the year                                     Note v      6 467 500         10.9%
Shareholding at end of the year                         18 358 000         30.9%
Notes:
i       During 2004 Randgold Resources did a two-for-one share split. The shareholding at 31 December 2003 was 10 785 000 and after the split equates to 21 570 000.
ii      Shares sold during 2004, reducing the shareholding from 36.9% to 30.9%.
iii     Lent to an Empowerment Entity, primarily for the purchase of the Anglo shareholding in Western Areas (19 million shares) by Inkwenkwezi. Inkwenkwezi is currently finalising this transaction with Anglo and exercising its option against Randgold for 5.3 million Western Areas shares.
iv      Shares held in escrow by a vendor of a potential Angolan diamond concession as security for first right of refusal. Following completion of a due diligence, Randgold has elected not to pursue the opportunity and the shares are required to be returned.
v      Shares held by Randgold directly and indirectly at year-end.
       In terms of the shares lent out under the script lending arrangements, Randgold retains the beneficial interest in the shares, and is entitled to the return of the shares in due course, at which time the shares will be registered in Randgold's name.

2.      Profit on a mineral right swap concluded by FSD with Anglogold Ashanti.



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3.      The increase in property, mineral rights and prospecting rights is attributable to the increased investment in alluvial diamond mining interests in Angola. During the year Randgold acquired an effective 45.5% interest in the Cassanguidi alluvial diamond mining venture in the Lunda Norte, Angola. The Cassanguidi concession has a history of successful mining and the mining operation commenced in December 2004. Randgold further acquired interests in the Luxinge mining concession and Dando Cuanza prospecting concession in Angola. These concessions were selected on the basis of preliminary geological evaluations and are currently under development and are expected to start producing in 2005. In particular, the Dando Cuanza concession has several known kimberlite pipes and ongoing geological work is being undertaken to evaluate their potential.

4. The Group acquired an additional 5.8 million Western Areas shares and a net amount of 47.5 million Aflease shares during the year.

5. Other long-term assets comprise funding advanced to the Angolan joint venture partners, Inkwenkwezi and JCI Limited.

6. During the period under review, the Company made application to the JSE Securities Exchange South Africa for the following listings of ordinary shares:
        o 9 September 2004 - listing of 9.4 million ordinary shares of 1 cent each in terms of a Share Swap Agreement between Randgold, JCI Limited and Aflease, in terms of which Aflease issued Randgold 94 million Aflease ordinary shares of 2 cents each.
        o 26 October 2004 - listing of 2 159 343 ordinary shares of 1 cent each in terms of a Share Subscription Agreement between Pan Palladium and Randgold, in terms of which Pan Palladium issued 13 100 000 shares to Randgold.

        Randgold's authorised and issued share capital is currently as follows:

        Authorised: 75 000 000 shares    of 1 cent each
        Issued:     74 813 128 shares    of 1 cent each

7. The decrease in other reserves is primarily attributable to mark-to-in market adjustments made to the investments in Western Areas and Aflease accordance with AC133.

R B Kebble
Chief Executive Officer

H C Buitendag
Financial Director

Johannesburg
29 April 2005

Disclaimer:
Certain statements in this announcement, as well as oral statements that may be made by Randgold's officers, directors or employees acting on its behalf related to such information, contain "forward-looking statements" regarding Randgold's operations, economic performance and financial condition within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, specifically Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All statements, other than statements of historical facts, are "forward-looking statements." This includes those concerning the economic outlook for the mining industry, expectations regarding commodity prices, the completion and commencement of



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commercial operations of certain of the Company's exploration and production investments, its liquidity, and capital resources and expenditure. Although the Company is of the opinion that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. Actual results could differ materially from those implied by or set out in the forward-looking statements. Among other factors, this could be as a result in changes in economic and market conditions, the success of business and operating initiatives, including development of mining operations, changes in regulatory environment and other government actions, fluctuations in commodity prices and exchange rates, business and operational risk management and the risks identified in Item 3 of the Company's most recent annual report on Form 20-F filed with the U.S. Securities Exchange Commission and its other filings and submissions with the SEC. All forward-looking statements attributable to the Company, or persons acting on its behalf, are qualified in their entirety by these cautionary statements.

Registered office: 28 Harrison Street, Johannesburg, 2001,
P.O. Box 11165,Johannesburg, 2000 Republic of South Africa,
Telephone: +27(11) 688-5000
Fax:+27(11) 834-5086, e-mail: tbeale@jci.co.za

South African Transfer Secretaries: Computershare Investor Services 2004 (Pty) Limited,
70 Marshall Street, Johannesburg, 2001,
P.O Box 61051, Marshalltown,2107, Republic of South Africa
Telephone: +27(11) 370-5000
Fax: +27(11) 688-7721/2

United States Depository: American Depository Receipts, The Bank of New York, Shareholder Relations Department, 101 Barclay Street, New York, NY 10286
Telephone: +91 212 815-3326
Fax: +91 212 571-3050

Investor relations: For further information contact David Barritt on
Telephone: + 27(21) 761-0549,
Fax : +27(21) 797-0467,
e-mail:david@barritt.co.za
Website: www.randgold.co.za